

中信証券國際 CITIC Securities International

CITIC Securities International USA, LLC's Exemption Report

CITIC Securities International USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2023 without exception.

CITIC Securities International USA, LLC

We, Brad Schwartz and William C. Holub, swear that to the best of our knowledge and belief, this exemption report is true and correct.

By: Brad Schwartz
Chief Executive Officer

By: William C. Holub
Chief Financial Officer

February 29, 2024